                      SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                AMENDMENT NO. 1
                                      TO
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            SUBURBAN BANCORP, INC.
                               (Name of Issuer)


                CLASS A COMMON STOCK, $1.00 PAR VALUE PER SHARE
                CLASS B COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                        CLASS A COMMON STOCK: 864346200
                        CLASS B COMMON STOCK: 864346900
                                 (CUSIP Number)


                           ROBERT A. MCWILLIAMS, ESQ.
                               FREEBORN & PETERS
                             311 SOUTH WACKER DRIVE
                                   SUITE 3000
                            CHICAGO, ILLINOIS 60606
                                 (312) 360-6551
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               OCTOBER 1, 1994
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

     The disclosure of securities in this statement shall not be deemed an admission that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

================================================================================
  CUSIP No. Class A: 864346200             Page 2 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


1.   NAMES OF REPORTING PERSONS:

     (i)     Gerald F. Fitzgerald
     (ii)    Marjorie G. Fitzgerald
     (iii)   Gerald F. Fitzgerald, Jr.
     (iv)    Denise M. Fitzgerald
     (v)     James G. Fitzgerald
     (vi)    Jane M. Fitzgerald
     (vii)   Peter G. Fitzgerald
     (viii)  C. Nina Fitzgerald
     (ix)    Thomas G. Fitzgerald
     (x)     Julie F. Schauer

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP:

     (i)      Gerald F. Fitzgerald         (a)    [ x ]
                                           (b)    [  ]

     (ii)     Marjorie G. Fitzgerald       (a)    [ x ]
                                           (b)    [  ]

     (iii)    Gerald F. Fitzgerald, Jr.    (a)    [ x ]
                                           (b)    [  ]

     (iv)     Denise M. Fitzgerald         (a)    [ x ]
                                           (b)    [  ]

     (v)      James G. Fitzgerald          (a)    [ x ]
                                           (b)    [  ]

     (vi)     Jane M. Fitzgerald           (a)    [ x ]
                                           (b)    [  ]

     (vii)    Peter G. Fitzgerald          (a)    [ x ]
                                           (b)    [  ]

     (viii)   C. Nina Fitzgerald           (a)    [ x ]
                                           (b)    [  ]

     (ix)     Thomas G. Fitzgerald         (a)    [ x ]
                                           (b)    [  ]

================================================================================
  CUSIP No. Class A: 864346200             Page 3 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


     (x)      Julie F. Schauer             (a)    [ x ]
                                           (b)    [  ]

3.   SEC USE ONLY:______________________________________________________________

4.   SOURCE OF FUNDS:

     (i)      Gerald F. Fitzgerald         NA
     (ii)     Marjorie G. Fitzgerald       NA
     (iii)    Gerald F. Fitzgerald, Jr.    NA
     (iv)     Denise M. Fitzgerald         NA
     (v)      James G. Fitzgerald          NA
     (vi)     Jane M. Fitzgerald           NA
     (vii)    Peter G. Fitzgerald          NA
     (viii)   C. Nina Fitzgerald           NA
     (ix)     Thomas G. Fitzgerald         NA
     (x)      Julie F. Schauer             NA

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

     (i)      Gerald F. Fitzgerald         [  ]
     (ii)     Marjorie G. Fitzgerald       [  ]
     (iii)    Gerald F. Fitzgerald, Jr.    [  ]
     (iv)     Denise M. Fitzgerald         [  ]
     (v)      James G. Fitzgerald          [  ]
     (vi)     Jane M. Fitzgerald           [  ]
     (vii)    Peter G. Fitzgerald          [  ]
     (viii)   C. Nina Fitzgerald           [  ]
     (ix)     Thomas G. Fitzgerald         [  ]
     (x)      Julie F. Schauer             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     (i)      Gerald F. Fitzgerald         U.S.A.
     (ii)     Marjorie G. Fitzgerald       U.S.A.
     (iii)    Gerald F. Fitzgerald, Jr.    U.S.A.
     (iv)     Denise M. Fitzgerald         U.S.A.
     (v)      James G. Fitzgerald          U.S.A.
     (vi)     Jane M. Fitzgerald           U.S.A.
     (vii)    Peter G. Fitzgerald          U.S.A.
     (viii)   C. Nina Fitzgerald           U.S.A.
     (ix)     Thomas G. Fitzgerald         U.S.A.

================================================================================
  CUSIP No. Class A: 864346200             Page 4 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


     (x)      Julie F. Schauer             U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON: Not Applicable.

     Each Reporting Person has exchanged his or her shares of Class A and Class B common stock, each $1.00 par value per share, of the Issuer for a right to receive shares of common stock, no par value per share, of Bank of Montreal, a Canadian chartered bank ("BMO"), in connection with the merger of the Issuer with and into Harris Bankmont, Inc., a Delaware corporation and subsidiary of BMO (the "Merger"). Pursuant to the Merger, which was effective on October 1, 1994, the Issuer was merged out of existence and, accordingly, the Reporting Persons are no longer stockholders of the Issuer.

     7.   Sole Voting Power: Not Applicable.

     8.   Shared Voting Power: Not Applicable.

     9.   Sole Dispositive Power: Not Applicable.

     10.  Shared Dispositive Power: Not Applicable.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Not
     Applicable.

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not Applicable.

14.  TYPE OF REPORTING PERSON:

     (i)      Gerald F. Fitzgerald  IN
     (ii)     Marjorie G. Fitzgerald  IN
     (iii)    Gerald F. Fitzgerald, Jr.  IN
     (iv)     Denise M. Fitzgerald  IN
     (v)      James G. Fitzgerald  IN
     (vi)     Jane M. Fitzgerald  IN
     (vii)    Peter G. Fitzgerald  IN
     (viii)   C. Nina Fitzgerald  IN
     (ix)     Thomas G. Fitzgerald  IN
     (x)      Julie F. Schauer  IN

================================================================================
  CUSIP No. Class A: 864346200             Page 5 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


ITEM 1.   SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is the Class A common stock, $1.00 par value per share, and Class B common stock, $1.00 par value per share, of Suburban Bancorp, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 50 North Brockway Street, Palatine, Illinois 60067.


ITEM 2.   IDENTITY AND BACKGROUND.

(i)   Gerald F. Fitzgerald

      (a)  Name:  Gerald F. Fitzgerald

      (b)  Business Address:  50 North Brockway Street, Palatine, Illinois 60067

      (c) Present Principal Occupation or Employment: Chairman of the Board of Directors of the Issuer.

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

      (f)  Citizenship:  U.S.A.

(ii)  Marjorie G. Fitzgerald

      (a)  Name:  Marjorie G. Fitzgerald

      (b)  Residence Address:  19 Creekside, Barrington Hills, Illinois 60010

      (c)  Present Principal Occupation or Employment:  None

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

      (f)  Citizenship:  U.S.A.

================================================================================
  CUSIP No. Class A: 864346200             Page 6 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================

(iii) Gerald F. Fitzgerald, Jr.

      (a)  Name:  Gerald F. Fitzgerald, Jr.

      (b)  Business Address:  50 North Brockway Street, Palatine, Illinois 60067

      (c) Present Principal Occupation or Employment: Prior to the Merger discussed in Item 4 herein, Mr. Gerald F. Fitzgerald, Jr. was President and Chief Executive Officer of the Issuer. As of October 1, 1994, the effective date of the Merger, Mr. Fitzgerald will be President and Chief Executive Officer of Harris Bankmont, Inc., Executive Vice President of Harris Bankcorp, Inc., and Executive Vice President of Harris Trust and Savings Bank.

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

      (f)  Citizenship:  U.S.A.

(iv)  Denise M. Fitzgerald

      (a)  Name:  Denise M. Fitzgerald

      (b)  Residence Address:  1470  Pheasant Trail, Inverness, Illinois 60067

      (c)  Present Principal Occupation or Employment:  None.

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

      (f)  Citizenship:  U.S.A.

(v)   James G. Fitzgerald

      (a)  Name:  James G. Fitzgerald

      (b) Business Address: 333 North Northwest Highway, Barrington, Illinois 60010

================================================================================
  CUSIP No. Class A: 864346200             Page 7 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


      (c) Present Principal Occupation or Employment: Prior to the Merger discussed in Item 4 herein, Mr. James G. Fitzgerald was Treasurer and Chief Financial Officer of the Issuer and President of the Suburban National Bank of Barrington. As of October 1, 1994, the effective date of the Merger, Mr. Fitzgerald will be Executive Vice President and Chief Financial Officer of Harris Bankmont, Inc., Chairman of the Board of Directors of Harris Bank Barrington, and Executive Vice President of Harris Trust and Savings Bank.

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

      (f)  Citizenship:  U.S.A.

(vi)  Jane M. Fitzgerald

      (a)  Name:  Jane M. Fitzgerald

      (b)  Residence Address:  227 Otis Road, Barrington, Illinois 60010

      (c)  Present Principal Occupation or Employment:  None.

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

      (f)  Citizenship:  U.S.A.

(vii)  Peter G. Fitzgerald

      (a)  Name:  Peter G. Fitzgerald

      (b)  Business Address: 50 North Brockway Street, Palatine, Illinois 60067

      (c)  Present Principal Occupation or Employment:  Illinois State Senator

      (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

      (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

================================================================================
  CUSIP No. Class A: 864346200             Page 8 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


       (f)  Citizenship:  U.S.A.

(viii) C. Nina Fitzgerald

       (a)  Name:  C. Nina Fitzgerald

       (b)  Residence Address:  1897 Stuart Lane, Inverness, Illinois 60067

       (c)  Present Principal Occupation or Employment:  None.

       (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

       (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

       (f)  Citizenship:  U.S.A.

(ix)   Thomas G. Fitzgerald

       (a)  Name:  Thomas G. Fitzgerald

       (b) Business Address: 311 South Wacker Drive, Suite 3000, Chicago, Illinois 60606

       (c) Present Principal Occupation or Employment: Partner in the law firm of Freeborn & Peters, Chicago, Illinois.

       (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

       (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

       (f)  Citizenship:  U.S.A.

(x)    Julie F. Schauer

       (a)  Name:  Julie F. Schauer

       (b)  Business Address:  22nd and Lambert Streets, Glen Ellyn, Illinois
            60137

       (c) Present Principal Occupation or Employment: College Teacher (part time) at College of DuPage, Glen Ellyn, Illinois

================================================================================
  CUSIP No. Class A: 864346200             Page 9 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================


       (d)  Convictions in Criminal Proceedings in the Last Five Years:  None.

       (e) Securities Law Related Proceedings Resulting in a Judgement, Decree or Final Order in the Last Five Years: None.

       (f)  Citizenship:  U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

            Not Applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

     On April 15, 1994, the Issuer entered into a Merger Agreement (the "Merger Agreement") with Bank of Montreal, a Canadian chartered bank ("BMO"), and Harris Bankmont, Inc., a Delaware corporation and subsidiary of BMO ("HBI"). The Merger Agreement provides that the Issuer will be merged with and into HBI and HBI will continue as the surviving corporation (the "Merger"). Pursuant to the Merger, each share of the Issuer's Class A and Class B Common Stock, each $1.00 par value per share ("Class A and Class B Common"), shall be converted into the right to receive BMO common stock, no par value per share ("BMO Common"), pursuant to a formula as specified in the Merger Agreement (the "Exchange Ratio").

     In connection with the Merger Agreement, the Reporting Persons entered into a voting agreement with BMO on April 15, 1994, pursuant to which the Reporting Persons, who prior to the Merger owned in the aggregate more than a majority of the voting power of the Issuer both individually and as trustees of certain family trusts, agreed to vote their shares of Class A and Class B Common Stock in favor of the Merger Agreement, among other things (the "Voting
Agreement").

     On September 26, 1994, the Reporting Persons voted their shares of Class A and B Common in favor of the Merger Agreement at a Special Stockholders' Meeting. The Merger was effective on October 1, 1994 (the "Effective Date"), whereby the Issuer was merged out of existence and the Reporting Persons exchanged their shares of Class A and Class B Common for the right to receive shares of BMO Common pursuant to the Exchange Ratio. As of the Effective Date, the Reporting Persons are no longer stockholders of the Issuer.

     The specific terms of the Merger, the Voting Agreement and the Exchange Ratio are more fully described in the Merger Agreement and the Voting Agreement filed on April 18, 1994 as exhibits to the Issuer's Current Report on Form 8-K and incorporated herein by reference (the "Form 8-K").

================================================================================
  CUSIP No. Class A: 864346200             Page 10 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================

     The Reporting Persons have no plans or proposals that would relate to or result in any of the events set forth in Item 4(a) through (j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(A)  AGGREGATE NUMBER AND PERCENTAGE OF SHARES BENEFICIALLY
     OWNED:  Not Applicable.


(B)  POWER TO VOTE AND DISPOSE OF SHARES BENEFICIALLY OWNED: Not
     Applicable.

(C)  SECURITIES TRANSACTIONS IN THE PAST 60 DAYS:  Not Applicable.

(D) OTHER PERSONS HAVING RIGHT TO RECEIVE OR POWER TO DIRECT RECEIPT OF DIVIDENDS FROM OR PROCEEDS FROM SALE OF SECURITIES: Not Applicable.

(E)  DATE REPORTING PERSONS CEASED TO BE MORE THAN 5% BENEFICIAL OWNER:
     October 1, 1994

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. See original Form 13D for a description of selected provisions of the Voting Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 -  Voting Agreement, dated as of April 15, 1994, by and among Bank of Montreal and the Reporting Persons (incorporated by reference to Exhibit 2(b) to the Issuer's Current Report on Form 8-K filed April 18, 1994, File No. 0-11138).

          Exhibit 2 -  Merger Agreement, dated as of April 15, 1994, by and among Bank of Montreal, Harris Bankmont, Inc. and the Issuer (incorporated by reference to Exhibit 2(a) to the Issuer's Current Report on Form 8-K filed April 18, 1994, File No. 0-11138).

          Exhibit 3 -  Form of Limited Power of Attorney (previously filed with original Form 13D).

          Exhibit 4 -  Joint Filing Agreement of the Reporting Persons
                       (previously filed with original Form 13D).

================================================================================
  CUSIP No. Class A: 864346200             Page 11 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================

                                   SIGNATURES

     After reasonable inquiry and to our best knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1994


                                    /s/ Gerald F. Fitzgerald *
                                    -------------------------------
                                    Gerald F. Fitzgerald


                                    /s/ Marjorie G. Fitzgerald *
                                    -------------------------------
                                    Marjorie G. Fitzgerald


                                    /s/ Gerald F. Fitzgerald, Jr. *
                                    -------------------------------
                                    Gerald F. Fitzgerald, Jr.


                                    /s/ Denise M. Fitzgerald *
                                    -------------------------------
                                    Denise M. Fitzgerald


                                    /s/ James G. Fitzgerald *
                                    -------------------------------
                                    James G. Fitzgerald


                                    /s/ Jane M. Fitzgerald *
                                    -------------------------------
                                    Jane M. Fitzgerald


                                    /s/ Peter G. Fitzgerald *
                                    -------------------------------
                                    Peter G. Fitzgerald


                                    /s/ C. Nina Fitzgerald *
                                    -------------------------------
                                    C. Nina Fitzgerald


                                    /s/ Thomas G. Fitzgerald
                                    -------------------------------
                                    Thomas G. Fitzgerald

================================================================================
  CUSIP No. Class A: 864346200             Page 12 of 12 pages
  CUSIP No. Class B: 864346900
================================================================================

                                    /s/ Julie F. Schauer *
                                    -------------------------------
                                    Julie F. Schauer


/s/ Thomas G. Fitzgerald
- ----------------------------------------
* Thomas G. Fitzgerald, Attorney-in-fact